================================================================================

ALLOCATION OF
ASSETS TO ADVISORS

                 OCT 1       SEP 1
                 1999        1999
                ------      ------

Dreiss            20%        18%

Hirst             26%        25%

Hyman Beck        24%        23%

Sunrise           25%        25%

Willowbridge       5%         9%
-----------------------------------

KGT's assets deposited in bank
accounts are currently
maintained with Brown Brothers
Harriman & Co. in New York, NY
and Georgetown, Grand
Cayman Island.


================================================================================
KENMAR GLOBAL TRUST

SEPTEMBER 1999 SUMMARY




October 13, 1999



September was a profitable month for Kenmar Global Trust ("KGT") as it successfully capitalized on strong price moves in diversified global sectors, offsetting declines in financial markets. KGT ended the period up 3.0% as gains in metals, energy markets and currencies, and smaller profits in tropicals and meat, offset losses in global stock indices, interest rates and gains. As of September 30,1999, the Net Asset Value per Share was $106.00

FUND PERFORMANCE
KGT recorded its largest gains in gold as the price of the precious metal rose nearly 20% during the month, coming off 20-year lows at the beginning of September. Much of the attention centered on the announcement by European central banks that there would be only limited gold sales over the next five years. In fact, the gold rally had already begun as the U.S. Fed remained "hawkish" on inflation and U.S. equity investments looked more vulnerable. Positions in base metals also were profitable, as increasing demand and news on industry consolidations in some sectors pressured prices higher.

Elsewhere, energy prices soared during the month, invigorated by OPEC's announcement that it will keep oil production low throughout the U.S. winter heating season. Petroleum inventory reports showing dwindling U.S. supplies confirmed that outputs cuts were having a significant impact. KGT recorded gains as crude oil futures rose to $25 a barrel for the first time since January 1997. Meanwhile, profits were also recorded in currency markets, notably in the Japanese yen, which maintained its strength against the U.S. dollar for much of the month, declining only at month-end.

These gains offset unfavorable positions in global stock indices and U.S. interest rates as investor sentiment took a decidedly negative turn on inflation jitters. Although yield rose on both sides of the Atlantic, KGT was able to generate gains on its positions in European rates; Pacific Rim interest rates also were profitable.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,



/s/ ROBERT L. CRUIKSHANK
------------------------
    Robert L. Cruikshank
    Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust


PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                              KENMAR GLOBAL TRUST

                          UNAUDITED ACCOUNT STATEMENT

                    FOR THE MONTH ENDING SEPTEMBER 30, 1999







                           STATEMENT OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                           $776,903.92
Change in Unrealized Gain/(Loss)                       $178,009.00
Gain/(Loss) on Other Investments                       $ 18,623.90
Brokerage Commission                                  ($249,037.08)
                                                      ------------
Total Trading Income                                   $724,499.74

EXPENSES
Audit Fees                                             $      0.00
Administrative and Legal Fees                          $ 12,319.87
Management Fees                                        $      0.00
Incentive Fees                                         $      0.00
Other Expenses                                         $      0.00
                                                      ------------
Total Expenses                                         $ 12,319.87

INTEREST INCOME                                        $ 97,907.31

NET INCOME (LOSS) FROM THE PERIOD                       $810,087.18
                                                      ============



                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)



Beginning of Month                   $27,167,677.59
Addition                             $ 1,185,672.00
Withdrawal                          ($   358,108.86)
Net Income/(Loss)                    $   810,087.18
                                    ---------------
Month End                            $28,805,327.91

Month End NAV Per Unit               $       106.00

Monthly Rate of Return                        2.98%
Year to Date Rate of Return                  -6.36%




            To the best of our knowledge and belief, the information
                        above is accurate and complete:


Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust